EXHIBIT (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated August 27, 2012, and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by Goldman, Sachs & Co., the Dealer Manager, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

FSI INTERNATIONAL, INC.

at

$6.20 NET PER SHARE

by

RB MERGER CORP.

an indirect wholly-owned subsidiary of

TOKYO ELECTRON LIMITED

RB Merger Corp., a Minnesota corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Tokyo Electron Limited, a Japanese corporation (“Tokyo Electron”), is offering to purchase all outstanding shares of common stock, no par value (the “Shares”), of FSI International, Inc., a Minnesota corporation (“FSI”), at a purchase price of $6.20 per Share (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Tendering shareholders whose Shares are registered in their names and who tender directly to the Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Tendering shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, SEPTEMBER 24 2012, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is for Tokyo Electron, through Purchaser, to acquire control of, and the entire equity interest in, FSI.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of August 13, 2012, by and among FSI, Tokyo Electron and Purchaser (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser has agreed to merge with and into FSI, with FSI surviving as an indirect wholly-owned subsidiary of Tokyo Electron (the “Merger”), and each issued and outstanding Share (other than Shares held in the treasury of FSI, owned by Tokyo Electron, Purchaser or any subsidiary of Tokyo Electron or FSI, or held by shareholders who properly demanded and perfected dissenters’ rights under Minnesota law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding taxes, payable to the holder of that outstanding Share upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among others things, the following: (a) there shall be validly tendered in accordance with the terms of the Offer, immediately prior to the scheduled Expiration Date (as defined below) and not withdrawn, a number of Shares that, together with Shares then directly or indirectly owned by Tokyo Electron, represents at least a majority of all Fully Diluted Shares (the “Minimum Tender Condition”); (b) the waiting period (and any extension of the waiting period) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any approvals or clearances applicable to the Offer or the consummation of the Merger under applicable foreign antitrust laws, shall have expired or been terminated or obtained, as applicable; (c) the receipt of notice from the Committee on Foreign Investment in the United States (“CFIUS”) that it has determined that (i) the subject transactions are not a “covered transaction” or (ii) CFIUS has concluded its review and has determined not to conduct a full investigation or, if a full investigation is deemed to be required, the parties shall have received notification issued by CFIUS that the U.S. government will not take action to prevent the consummation of the Offer or the Merger or to impose any requirements or conditions to mitigate any national security concerns related thereto; and (d) subject to certain exceptions, no event, circumstance, change, occurrence or state of facts shall have occurred that has had or would reasonably be expected to have a materially adverse effect on the business, assets, liabilities, results of operations or financial condition of FSI. The Offer is also subject to certain other terms and conditions. See Section 13 of the Offer to Purchase. “Fully Diluted Shares” means all outstanding Shares entitled to vote in the election of directors of FSI or on the adoption of the Merger Agreement and approval of the Merger, together with all such Shares which FSI would be required to issue upon the conversion, exercise or exchange of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible, exercisable or exchangeable into such Shares, whether or not then convertible, exercisable or exchangeable.

As of August 24, 2012, based on (a) 39,329,304 Shares outstanding and (b) outstanding options to purchase 3,623,614 Shares, in each case as represented to us by FSI, the number of Shares required to be tendered pursuant to the Offer to satisfy the Minimum Tender Condition is 21,476,460.

The initial offering period of the Offer will expire at the Expiration Date. The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, September 24, 2012, unless Purchaser, in accordance with the Merger Agreement, has extended the initial offering period of the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date.

After careful consideration, the Board of Directors of FSI (the “FSI Board”) and its Committee of Disinterested Directors have unanimously (a) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option (as defined below), are fair to and in the best interests of FSI and its shareholders and (b) approved and declared advisable the Merger Agreement (including the plan of merger contained therein) and transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, in accordance with Minnesota law. The FSI Board recommends that FSI shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger and adopt the Merger Agreement.

FSI has granted to Purchaser, subject to certain conditions, an option that is irrevocable during the term of the Merger Agreement (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser, Tokyo Electron and their related organizations (as defined in Section 302A.011, Subd. 25 of the Minnesota Business Corporation Act (the “MBCA”)) pursuant to the Offer or otherwise, will constitute one Share more than 90% of the Fully Diluted Shares. The Top-Up Option is intended to expedite the timing of the completion of the Merger by effecting the Merger pursuant to Minnesota’s “short form” merger statute. However, the Top-Up Option is not exercisable (a) to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed FSI’s then authorized and unissued Shares or (b) unless immediately after the exercise and issuance of Shares pursuant to the Top-Up Option, Purchaser, Tokyo Electron and their related organizations would hold of record at least 90% of the Shares outstanding (after giving effect to the issuance of the Shares in respect of the Top-Up Option). Further, Purchaser may only exercise the Top-Up Option if all of the conditions to the Offer have been satisfied or waived and Purchaser has accepted for payment all Shares validly tendered in the Offer and not properly withdrawn.

If, following consummation of the Offer, the exercise of the Top-Up Option or otherwise, Tokyo Electron, Purchaser and their related organizations hold at least 90% of the outstanding Shares, each of Tokyo Electron, Purchaser and FSI will take all necessary and appropriate action to cause the Merger to become effective, as soon as reasonably practicable after such acquisition, as a short-form merger without action of the FSI shareholders.

The Merger Agreement provides that Purchaser may, provided the Merger Agreement has not been terminated by either party in accordance with its terms, extend the Offer for one or more periods determined by Purchaser of up to 20 business days each (the length of any such extension to be determined by Purchaser (or Tokyo Electron on its behalf) in its sole discretion) if, at any then-scheduled expiration of the Offer, any of the conditions to the Offer set forth in Annex A of the Merger Agreement (and described in Section 13 of the Offer to Purchase) are not satisfied or, to the extent permitted, waived by Tokyo Electron. The Merger Agreement also provides that Purchaser shall, provided the Merger Agreement has not been terminated by either party in accordance with its terms, extend the Offer (a) for any period or periods required by any law, rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff or NASDAQ Global Market applicable to the Offer or (b) upon the request of FSI for one or more periods of up to 20 business days each (the length of any such extension to be determined by Purchaser (or Tokyo Electron on its behalf) in its sole discretion), if at any then-scheduled Expiration Date, any of the conditions to the Offer set forth in Section 13 of the Offer to Purchase are not satisfied or, to the extent permitted, waived. Purchaser is not, however, required to extend the Offer or the Expiration Date beyond the Outside Date. The Outside Date depends on the reason for the extension of the Offer. The “Outside Date” means December 13, 2012, unless as of December 13, 2012, any of the conditions to the Offer relating to required antitrust approvals, CFIUS approval or the absence of any pending action by a governmental authority seeking to prohibit, materially delay or restrain the Merger and the Offer have not been fulfilled, or, as permitted, waived, but all other conditions to the Offer have been fulfilled on such date or are capable of being fulfilled on or before February 13, 2013, in which case the “Outside Date” will automatically be extended to February 13, 2013.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer.

Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend any of the terms and conditions of the Offer; provided that the Minimum Tender Condition and certain other terms and conditions of the Offer described in the Offer to Purchase may be waived or modified by Tokyo Electron and Purchaser only with the prior written consent of the Company.

Following Purchaser’s acceptance of Shares tendered in the Offer, Purchaser may, in its sole discretion, provide a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if Tokyo Electron and Purchaser do not, directly or indirectly, own at least 90% of the outstanding Shares, which is the amount of Shares necessary to effect a short-form merger under the MBCA. If provided, a Subsequent Offering Period will be an additional period of time, following the expiration of the Offer, during which shareholders may tender any Shares not previously tendered in the Offer. If a Subsequent Offering Period is made available, (a) it will remain open for such period or periods as Purchaser will specify, (b) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn, (c) Purchaser will immediately accept and promptly pay for Shares as they are tendered and (d) the price per Share will be the same as the Offer Price. Purchaser has not at this time made a decision about whether to provide or not to provide a Subsequent Offering Period. If Purchaser elects to provide for a Subsequent Offering Period, it will announce the Subsequent Offering Period by issuing a press release to a national news service prior to 9:00 a.m., New York City time, on the next business day after the Expiration Date.

In order to take advantage of the Offer, you must either (a) complete and sign the Letter of Transmittal included with the copy of the Offer to Purchase in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver (or with respect to Eligible Institutions (as defined in the Offer to Purchase), fax) the Letter of Transmittal and any other required documents to the Depositary, and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (b) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are held through a broker, dealer, commercial bank, trust company or other nominee you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender Shares, and certificates evidencing your Shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to our Depositary prior to the expiration of our Offer, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment and thereby to have purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by depositing the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. For your withdrawal to be effective, a written (or, with respect to Eligible Institutions, a facsimile transmission) notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depositary Trust Company (“DTC”) to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. If you tender Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Tokyo Electron, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Date.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local and other tax laws. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

FSI has provided to Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Tokyo Electron nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. KING & CO., INC.

48 Wall Street

22nd Floor

New York, New York 10005

Banks and brokers call collect: (212) 269-5550

All others call toll free: (800) 628-8536

Email: fsitender@dfking.com

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

85 Broad Street

New York, New York 10004

(212) 902-1000 (Call Collect)

(800) 323-5678 (Call Toll-Free)

August 27, 2012